Exhibit 99.1


                            Explanation of Responses


(1) Third Point Management Company L.L.C. ("Third Point") may be deemed to have beneficial ownership over 6,860,000 shares (the "Shares") of Common Stock of Seitel, Inc. (the "Common Stock"), and to have had beneficial ownership over warrants to purchase Common Stock ("Warrants"), by virtue of the authority granted to Third Point by certain managed funds and accounts (collectively, the "Funds") to vote and to dispose of the Shares and to dispose of such Warrants. Mr. Daniel S. Loeb ("Mr. Loeb") serves as managing member of Third Point and by virtue of such position may be deemed to have beneficial ownership over the Shares and to have had beneficial ownership over the foregoing Warrants. Mr. Loeb also serves as a director of Third Point Offshore Fund, Ltd. (the "Offshore Fund" and, together with Third Point and Mr. Loeb, the "Reporting Persons"), one of the Funds. In connection with its reorganization, Seitel, Inc. issued Warrants to various persons. Information as to the specific amounts and timings of exercises of such Warrants by all such persons was not and is not readily available to the Reporting Person. The resulting aggregate outstanding amount of Common Stock and the Reporting Persons' resulting ownership percentage, were not readily available to the Reporting Persons prior to August 3, 2004. This filing reports the beneficial ownership of the Reporting Persons in the event such filing was or is required. The Reporting Persons hereby disclaim any beneficial ownership of the securities reported herein for purposes of
     Section 16 of the Securities Exchange Act of 1934 (the "Act") except to the extent of their pecuniary interest therein as determined in accordance with the Act and the rules adopted thereunder. This report includes all transactions occurring through the date of this filing.

(2)  As of the close of trading on July 19, 2004.